

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

David F. Pope
President and Chief Executive Officer
Niska Gas Storage Partners LLC
1001 Fannin Street, Suite 2500
Houston, Texas 77002

> **Re: Niska Gas Storage Partners LLC**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 12, 2011**
> **File No. 333-170991**

Dear Mr. Pope:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplemental Letter

1. Please revise the supplemental letter so that the Registrants represent that, with respect to any broker-dealer that participates in the exchange offer with respect to any Old Units acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or affiliates of the Registrants to distribute the New Units.

<u>Signatures, page II-10</u>

<u>Salt Plains Storage, LLC, page II-53</u>

2. While it appears that the chief financial and accounting officer of this entity executed a power of attorney, it does not appear that he signed the registration statement in his capacity as such. Please revise accordingly.

<u>Exhibit 5.1, Opinion of Vinson & Elkins, L.L.P.</u>

3. Please delete as overly broad the reference to "the rules and regulations of the Commission issued thereunder" in the last sentence of the third to last paragraph of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3725 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director

cc: John Johnston, Esq.
     Vinson & Elkins L.L.P.